Exhibit 99.1

DoubleDown Interactive Enters into Agreement to Acquire

German Social Casino Operator WHOW Games

SEOUL, KOREA—July 8, 2025—DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading gaming company delivering exceptional player experiences across multiple genres, announced today that the Company entered into a Share Purchase and Transfer Agreement with Azerion Tech Holding B.V. to acquire WHOW Games GmbH, a social casino developer headquartered in Hamburg, Germany. The initial consideration for 100% ownership interest in WHOW Games is €55 million (approximately $64.7 million(1)). An additional earn-out payment of up to €10 million, payable to Azerion at €5 million annually, is contingent upon WHOW Games meeting certain performance targets during each of the first and second year following the closing date. The acquisition will be financed through DoubleDown’s cash reserves and is expected to close during the third quarter of 2025.

DoubleDown intends to leverage WHOW Games’ proven expertise in the Europe market and partner-driven business model alongside its own operational strength, marketing capabilities, and extensive gaming content to pursue growth opportunities in Europe, particularly in Germany.

WHOW Games Highlights

•	Strong presence in the European social casino market, particularly in Germany

•	Calendar 2024 revenue (unaudited) of €41.8 million

•	Diversified portfolio of social casino apps including proprietary brands such as MyJackpot and Lounge777 as well as third-party labeled social casino offerings

•	Presents synergy opportunities with DoubleDown through leveraging operational expertise, marketing, game content, and development resources to drive growth in the European social casino market

According to research from Eilers & Krejcik Gaming, LLC, the European social casino market grew in 2023 and 2024 as compared to the overall market which has entered a mature stage. WHOW Games offers a versatile portfolio of social casino apps with proprietary brands such as MyJackpot and Lounge777 as well as third-party labeled social casino offerings including Merkur24 through strategic licensing agreements with prominent global brick and mortar casino companies.

In Keuk Kim, Chief Executive Officer of the Company, said, “This acquisition marks a significant step toward increasing our competitiveness in the growing German social casino market. Leveraging our combined operational expertise and enhanced scale, we aim to unlock valuable synergies. We are delighted to welcome the WHOW Games team to DoubleDown and look forward to working collaboratively on initiatives to drive growth across the business.”

Giovanni Valerio Valeriota, the Chief Executive Officer of WHOW Games, commented, “We are excited to begin this new chapter as part of the DoubleDown family. Their deep expertise in gaming makes them a natural fit for WHOW Games, and we believe that this partnership will accelerate our growth and innovation. I would like to express our sincere gratitude to Azerion, whose support and strategic guidance during our time together has been instrumental in shaping WHOW Games into the strong and dynamic company it is today.”

Note: (1) Based on an exchange rate of €1.00=$1.177 as of July 6, 2025

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe.

About WHOW Games

WHOW Games, headquartered in Hamburg, Germany, is a premier developer and operator of social casino games centered on the European market. Founded in 2014, WHOW Games specializes in both proprietary and branded social casino experiences. The company’s flagship proprietary brand, MyJackpot, has attracted a significant and loyal user base in Germany, while its strategic partnerships with internationally renowned brick-and-mortar casino brands have resulted in successful external brands like Merkur24.

About Azerion

Founded in 2014, Azerion (EURONEXT: AZRN) is one of Europe’s largest digital advertising and entertainment media platforms. Azerion brings global scaled audiences to advertisers in an easy and cost-effective way, delivered through our proprietary technology, in a safe, engaging, and high quality environment, utilizing our strategic portfolio of owned and operated content with entertainment and other digital publishing partners.

Having its roots in Europe and with its headquarters in Amsterdam, Azerion has commercial teams based in 21 cities around the world to closely support our clients and partners to find and execute creative ways to make a real impact through advertising.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,”

“opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors, which include, but are not limited to, delays or other challenges in the completion of the acquisition of WHOW Games and its integration and the success of its current and future games as part of our Company. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni

JCIR

+1 (212) 835-8500

DDI@jcir.com